Source: The Donerail Group LP

July 19, 2021 09:00 ET

The Donerail Group Releases Letter on Turtle Beach Corporation

Discloses Ownership of More Than 4% of Turtle Beach

Has Submitted an Attractive Acquisition Offer with a Meaningful Premium, Subject to Confirmatory Due Diligence

Turtle Beach Board of Directors Deemed Donerail’s Acquisition Financing to be Credible, Yet Rejected Donerail's Offer and Refused to Engage with Donerail to Negotiate a Transaction

Committed to Realizing Full and Fair Value for Turtle Beach Shareholders

LOS ANGELES, July 19, 2021 (GLOBE NEWSWIRE) --

The Donerail Group LP (together with its affiliates, “Donerail”), one of the largest shareholders of Turtle Beach Corporation (the “Company”, “Turtle Beach”, or “HEAR”), owning more than 4% of the outstanding shares of the Company, released the following letter today sharing its perspectives on its investment.

In its letter, Donerail disclosed its significant concern regarding the Company’s rejection of Donerail’s attractive offer to purchase the entirety of the Company and detailed its unwavering commitment to continue to work to maximize value for all shareholders.

The full text of Donerail’s open letter to the Company follows:

July 19, 2021

Juergen Stark

Turtle Beach Corporation

11011 Via Frontera Suite A/B

San Diego, CA 92127

cc: Board of Directors

Dear Juergen and Members of the Board of Directors,

As you know, The Donerail Group LP, together with its affiliates (“Donerail” or “we”), is one of the largest shareholders of Turtle Beach Corporation (the “Company”, “Turtle Beach”, or “HEAR”). Over the last five months, we have appreciated the more than dozen meetings that we have had with you, your management team, your representatives and members of the Board of Directors (the “Board”), and we have more conviction than ever that Turtle Beach is meaningfully undervalued at today’s share price.

At Donerail, engagement with management teams and boards is a highly critical component of our investment strategy, and we very much endeavor to build constructive dialogue with the management teams and boards of the companies in which we choose to invest. While Donerail is a relatively new investment manager, our principals have had a long history of success working with management teams to help create value for all shareholders. In our experience, we have found that providing our thoughts and advice privately to management teams and boards can oftentimes lead to superior outcomes for shareholders, as doing so outside of the public domain generally minimizes distraction for the company, its employees and its customers. As such, private engagement will always be our prevailing preference, and to date, we have refrained from sharing our thoughts on HEAR publicly.

With that being said, recent engagement with the Board and its representatives has left us with a heightened level of concern regarding the Company’s strategy for creating value and, as a top shareholder, we feel compelled to raise our concerns with other shareholders and share this letter publicly.

Over the past five months, we have actively engaged with you regarding a multitude of value-creation and governance-enhancing topics. While those discussions have admittedly had their fair share of friction, we were pleased to see your responsiveness in our request to increase the diversity and skill set of your Board, and we applauded you for the appointment of Yie-Hsin Hung, an accomplished and talented executive, as a start. Further, we commended you for heeding our concerns regarding the lackluster acquisition history of this management team, and we were pleased to see you increase the Company’s buyback authorization in lieu of acquiring additional risk-enhancing assets. As we have expressed to you, greater diversity in the boardroom and mindful capital allocation are paramount interests of ours.

Rather than begin the debate on the efficacy of your historical capital allocation initiatives or certain of your corporate governance decisions, our most pressing and immediate concern is principally related to your quizzical and confounding unilateral rejection of our highly attractive acquisition proposal for the Company that we sent on April 27, 2021.

As our conviction in the power of the Turtle Beach brand grew, we decided the best path forward for us was not to simply remain a top shareholder, but rather, to pursue an acquisition for the whole company. Consequently, we sent you an acquisition proposal for Turtle Beach (the “Proposal”) that detailed our initial offer to purchase the entirety of the Company, detailed our ability to finance the transaction, highlighted our view that we would not need a financing contingency as part of a transaction, and articulated that “upon completion of an expedited confirmatory due diligence process”, we would “be able to meaningfully increase our offer” if, based on our diligence, we found evidence of additional value inherent in the Company that would warrant a higher premium.

It should be noted our incredible excitement for this opportunity led us to making an unsolicited overture: simply put, following our significant research, we have come to believe Turtle Beach to be one of the preeminent brands in gaming peripherals today, and the market-leadership that the brand has in console headsets is both remarkable and enviable. Through our industry research, it has become quite clear that the quality of personnel at the Company includes some of the brightest and most impressive talent in the industry who, under appropriate leadership and strategy, can drive significant value for equity holders well into the future.

Over the past eight weeks, we have worked in good faith to provide comprehensive details regarding the prospective financing package for our Proposal, as you requested. While we found certain of your requests to be significantly time consuming and surprising given the strength of our financing package and partners, we were nonetheless pleased to learn that on July 9, 2021, the Board had limited financing concerns and confirmed the credibility of our prospective financing package. Typically, such approval would support entering into an NDA that would allow us to proceed with our due diligence and begin negotiating a transaction.

In the same meeting, however, we were informed that our initial offer was not deemed sufficiently high enough to warrant further engagement. We found this news to be perplexing. While it may not make sense to detail the specific price of our initial offer in this public letter, it should be noted that our offer represented both i) a significant premium to the Company’s closing share price on July 8, 2021, the day prior to our most recent meeting; and ii) a significant premium to any 30-day VWAP in the past 7 years of the Company.

As shareholders, we have questions on the back of such a rebuttal.

Indeed, we believe that the Company’s shares are materially undervalued and that Turtle Beach’s leading and strategic position in console headsets is durable, stands to grow meaningfully over time, and will generate significant amounts of cash flow. And while there clearly appears to be a debate to be had regarding the most optimal and value-maximizing strategic plan that leadership of Turtle Beach could take to drive shareholder returns in the future, to refuse to enter into substantive discussions with us, make a counteroffer to us, or otherwise engage with us on the back of our all-cash offer – at such an attractive price – naturally heightens our concern that this Board may simply be entrenched.

To be sure, as public shareholders, there is an appropriate and significant degree of opacity that inherently exists in the information available to us. Perhaps you, as a Board, are entertaining multiple value-creating strategic options that are significantly more attractive on a risk-and-time-weighted basis than what our all-cash offer – or any increase to our offer – can provide. If that is the case, as one of your largest shareholders, we would encourage you to pursue any such option with vigor.

Our growing fear, however, is that while you have heeded certain advice that we have offered in the past, you are now outright refusing to assess certain value-creating actions that would enrich shareholders simply because such actions may involve replacing you as executives and board members. Such entrenchment would be intolerable to us, if that is in fact the case.

Indeed, while we are flummoxed by your outright refusal to engage with us as a bona fide buyer of the Company, we are unwavering in our commitment to ensure maximum shareholder value is realized for all shareholders.

William Z. Wyatt

Managing Partner

The Donerail Group LP

About Donerail

The Donerail Group LP is a Los Angeles-based investment adviser that employs a value-oriented investment lens focusing on special situations and event-driven investments.

Investor Contact:

Wes Calvert, (310) 564-9992